SUCCESS HOLDING GROUP INTERNATIONAL INC.

531 Airport North Office Park

Fort Wayne, Indiana

(260) 490-9990

March 12, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Webb

Re:

Success Holding Group International, Inc.

Form 10-K for Fiscal Year Ended February 28, 2014

Filed June 13, 2014

Form 8-K dated August 15, 2014

Filed on September 26, 2014

File No. 333-188563

Form 10-Q for Quarterly Period Ended November 30, 2014

Filed January 8, 2014

File No. 000-55313

Dear Mr. Webb:

Success Holding Group International, Inc. (the “Company”) hereby submits a complete response to Comment 15 and Comment 16 by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff letter, dated January 29, 2015, addressed to the Company’s Chief Financial Officer, Brian Kistler with respect to the Company’s filings with the Commission referenced above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

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Form 8-K dated August 15, 2014 filed on September 26, 2014

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

15.

We see that on August 28, 2014, in exchange for good and valuable consideration, your Board of Directors authorized the acquisition by the company of 60,000,000 ordinary shares of Success Entertainment Group Inc. (SEG), which represented all the total issued and outstanding ordinary shares of SEG. Please address the following with respect to the referenced transaction:

•	tell us the nature and amount of the consideration exchanged for the 60 million shares of SEG;

•	provide us with your analysis under the guidance of FASB ASC 805-10-55 paragraphs 12 and 13 or other authoritative U.S. GAAP in evaluating the appropriate accounting treatment for the transaction and

•	tell us how the SEG transaction is reflected in your August 31 and November 30, 2014 financial statements.

Response: The 60 million ordinary shares of SEG were contributed to the Company by Messrs. Steven Andrew Chen (47,999,999 shares) and Chi-Jui Hong (12,000,000) shares. Such shares were contributed by them for no additional consideration. In determining the appropriate accounting treatment for the acquisition of SEG, the Company considered the guidance of FASB ASC 805-10-55 paragraphs 12 and 13 in evaluating the transaction accordingly. The fact that SEG did not have any of the following attributes prior to the transaction:

(i) Physical facilities,

(ii) Employee base,

(iii) Market distribution system,

(iv) Sales force,

(v) Customer base,

(vi) Operating rights,

(vii) Production techniques, or

(viii) Trade names.

At the time of its "acquisition", as reported on the Company’s Form 8-K filed on September 26, 2014, SEG did not constitute a business for the following reason:

(1) SEG had no historical revenue-producing activity or active operations before the transaction as described above.

Additionally, we identified the Company as the “acquirer” after consideration of factors in ASC 850-10-55-12. The considerations are as follows.

•	After the acquisition, the original shareholders of the Company still retained a larger portion of voting rights in the combined entity.

•	After the acquisition, the Company is the combining entity whose shareholders have the ability to elect, appoint or to remove a majority of the members of the governing body of the combined entity.

After the acquisition, the Company is the combining entity whose former management dominates the management of the combined entity.Since we determined that the Company was the acquirer, the SEG transaction is reflected on our August 31 and November 30, 2014 financial statements as the formation of a new wholly owned subsidiary and is consolidated with the Company. SEG is also reflected this way on our December 31, 2014 financial statements.

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16.

In a related matter, if you do not believe reverse merger/recapitalization accounting is appropriate for the SEG transaction, please explain to us why you were not required by Rule 8-04 and Rule 8-05 of Regulation S-X to file under Form 8-K any historical and pro forma financial statements of SEG as a result of the transaction.

Response: The Company does not believe that reverse merger/recapitalization accounting is appropriate for the SEG transaction. The Company believes that financial statements were not required by Rule 8-04 and Rule 8-05 of Regulation S-X because there was not any activity nor operations that created said activity to include.

Further, as noted in the prior response letter dated March 3, 2015, it is our belief that at the time of the acquisition of SEG, SEG did not constitute a business, and that subsequent to such acquisition the current management started to organically build the Company’s business. Specifically, we believe that SEG did not constitute a business at the time of its acquisition by the Company for the following reasons:

(1) SEG did not have any historical revenue-producing activity before the transaction; and

(2) SEG did not have any of the following attributes prior to the transaction:

(i) Physical facilities,

(ii) Employee base,

(iii) Market distribution system,

(iv) Sales force,

(v) Customer base,

(vi) Operating rights,

(vii) Production techniques, or

(viii) Trade names.

SEG was formed on January 6, 2014. All of the revenues and all of the additional attributes, which began to, and currently consist of, the business and operations of SEG relating to production and marketing of inspirational short internet videos, commenced in September 2014.

Additionally, we applied the significance test.

•	Investment Test: The total purchase price of the target / The acquiror’s pre-acquisition consolidated total assets;

•	Assets Test: The target’s consolidated total assets / The acquiror’s pre-acquisition consolidated total assets;

•

Income Test: The target’s consolidated income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle and exclusive of any amounts attributable to any non-controlling interest (“pre-tax income”) The acquiror’s pre-acquisition consolidated pre-tax income.

All three of the tests were performed, and the significance level of the target was below 20% significance on all three tests and therefore historical or pro forma financial statements of SEG are not required.

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The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Richard Friedman at (212) 930-9700.

Very truly yours,

Success Holding Group International, Inc.

By:	/s/ Brian Kistler
Brian Kistler, CFO

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